Exhibit 12.1
Statement Re: Computation of Ratios of Earnings to Fixed Charges
($’s in thousands)

	Year Ended December 31,
	Q1 2006	2005	2004	2003	2002	2001

Fixed Charges
Interest Expense	$11,428	$24,744	$10,074	$2,367	$2,480	$1,258
Estimated Interest Portion of Rents	$487	$2,320	$1,970	$1,960	$1,390	$1,240

Total Fixed Charges	$11,915	$27,064	$12,044	$4,327	$3,870	$2,498

Pre-tax Earnings	$53,327	$274,563	$285,671	$223,686	$195,411	$147,426
Total Fixed Charges	$11,915	$27,064	$12,044	$4,327	$3,870	$2,498

Adjusted Income	$65,242	$301,627	$297,715	$228,013	$199,281	$149,924

Ratio of Earnings to Fixed Charges (unaudited)	5.48	11.14	24.72	52.70	51.49	60.02